Exhibit 99.1

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN

THE UNITED STATES

EMERA ISSUES $500 MILLION PRINCIPAL AMOUNT OF SENIOR

UNSECURED NOTES DUE MAY 2, 2030

HALIFAX, Nova Scotia, May 2, 2023: Emera Incorporated (“Emera” or the “Company”) (TSX:EMA) announced today that it has completed an offering of $500 million principal amount of Senior Unsecured Notes Due May 2, 2030, Series 2023-1 (the “Notes”). The Notes were offered on a private placement basis (the “Offering”) in each of the provinces of Canada pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. The Notes bear interest at the rate of 4.838% per annum until May 2, 2030.

The net proceeds of the Offering will be added to the general funds of the Company and applied primarily to refinance existing or maturing indebtedness, including bank indebtedness and the Company’s outstanding 2.900% Notes – Series 2016-1 due June 16, 2023 and for other general corporate purposes.

The Offering was made through a syndicate of agents led by Scotia Capital Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc. and National Bank Financial Inc.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in the United States or in any province, state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of the United States or any such province, state or other jurisdiction. These securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities being offered have not been approved or disapproved by any regulatory authority.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including statements concerning Emera’s intended use of the net proceeds of the Offering. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera’s management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual financial statements, copies of which are available electronically under Emera’s profile on SEDAR at www.sedar.com.

FOR IMMEDIATE RELEASE

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $40 billion in assets and 2022 revenues of more than $7.5 billion. The Company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

For more information, please contact:

Emera Inc.

Investor Relations:

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media:

902-222-2683

media@emera.com